SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

HARVEST HOME FINANCIAL CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

41753P107
(CUSIP Number)

Larry D. Bone
18 North East Street
Lebanon, OH  45036-1810
(513) 932-3126
(Name, address and telephone number of person authorized to receive notices and communications)

March 15, 2000
(Date of event which requires filing of this statement).


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 41753P107
(1) Names of Reporting Persons

Larry D. Bone and Hope I Bone, husband and wife
(collectively "Registrants")

I.R.S. Identification Nos. of Above Persons

(2) Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)   X
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)

PF

(5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


(6) Citizenship or Place of Organization

The Registrants are both citizens of the United States

Number of		(7)	Sole Voting Power

Shares			0

Beneficially	(8)	Shared Voting Power

Owned by			49,447

Each 		(9)	Sole Dispositive Power

Reporting			0

Person With	(10)	Shared Dispositive Power

				49,447

(11) Aggregate Amount Beneficially Owned by Each Reporting
Person

49,447

(12) Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)


(13) Percent of Class Represented by Amount in Row (11)

5.6%

(14) Type of Reporting Person (See Instructions)

Both Registrants are IN


Item 1.  Security and Issuer

	This statement relates to the common stock without par value (the "Common Stock") of Harvest Home Financial Corporation
(the "Company"). The Company's principal executive offices are located at 3621 Harrison Avenue, Cincinnati, Ohio 45211.

Item 2.  Identity and Background

(a) Name

This statement is filed by Larry D. Bone and Hope I.
Bone, husband and wife, with respect to the shares of Common
Stock beneficially owned by them.

(b) Business Address

Bone & Bone, Certified Public Accountants
18 North East Street
Lebanon, Ohio  45036-1810

(c) Principal Occupation

The Registrants are both Certified Public Accountants for the firm of Bone & Bone, CPAs.

(d) Criminal Proceedings

Neither Registrant has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

Neither Registrant has, during the last five years, been a party to a civil proceeding of a judicial or administra-tive body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or man-dating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Citizenship

Both Registrants are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

	The Registrants have acquired the shares of Common Stock through Bone & Bone's pension and profit-sharing plan and, consequently, personal funds were utilized to make the purchases. The Registrants beneficially own 49,447 shares of Common Stock. The most recent purchase made on March 15, 2000 was for 6,878 shares at approximately $18 per share. The March 15th transaction pushed the Registrants over the 5% threshold and triggered this filing.

Item 4.  Purpose of Transaction

	The purpose of the acquisition of the shares by the Registrants is for investment purposes. The Registrants do not have any plans or proposals which relate to or would result in any action or event described in clauses (a) through (j) of
Item 4.

Item 5.  Interest in Securities of the Issuer

	Mr. Bone owns 43,891 shares of Common Stock purchased through Bone & Bone's pension and profit-sharing plan, and Mr. Bone has the right to vote the shares. Mrs. Bone owns 5,556 shares of Common Stock purchased through Bone & Bone's pension and profit-sharing plan, and Mrs. Bone has the right to vote the shares. However, because of the relationship as husband and wife, Mr. and Mrs. Bone exercise voting and dispositive rights together with respect to all Common Stock owned by them.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

	Because of their relationship as husband and wife, the Registrants exercise voting and dispositive rights together with respect to all Common Stock owned by them.

	Except as described above, neither Registrant is a party to any contract, arrangement, understanding or relationship with respect to securities of the Company of the type described in
Item 6.

Item 7.  Material to be Filed as Exhibits.

	None.

Signature.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2000           	March 27, 2000
Date						Date

/s/ Larry D. Bone        	/s/ Hope I. Bone
Signature					Signature

Larry D. Bone             	Hope I. Bone
Name/Title				Name/Title

	The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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